UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
__________________________________________________________
ATLANTICUS HOLDINGS CORPORATION
(Name of Subject Company (Issuer))
ATLANTICUS HOLDINGS CORPORATION
(Name of Filing Person (Offeror))
__________________________________________________________
5.875% Convertible Senior Notes due 2035
(Title of Class of Securities)
20478N AC 4
20478N AD 2
(CUSIP Numbers of Class of Securities)
__________________________________________________________

William R. McCamey
Chief Financial Officer and Treasurer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, Georgia 30328
(770) 828-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
__________________________________________________________

Copies to:
W. Brinkley Dickerson, Jr.
Paul Davis Fancher
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,000,000	$5,409.60

*    Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of $100 million in aggregate principal amount outstanding of 5.875% Convertible Senior Notes due 2035 (the “Securities"), at the maximum tender offer price of $420 per $1,000 principal amount of the Securities.

**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Atlanticus Holdings Corporation, a Georgia corporation (the “Company”), to purchase for cash up to $100 million aggregate principal amount of the Company’s 5.875% Convertible Senior Notes due 2035 (the “Securities”), validly tendered and accepted. The Securities were issued pursuant to an Indenture, dated as of November 23, 2005 (the “Original Indenture”), between the Company, as successor Person under Article 5 of the Original Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (the “Trustee”), as supplemented by the Supplemental Indenture, dated as of June 30, 2009, among the Company, CompuCredit Corporation and the Trustee (individually, the “Supplemental Indenture” and collectively with the Original Indenture, the “Indenture”). This offer is made upon the terms and conditions contained in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
The Company is the issuer of the Securities. The Securities are convertible into shares of common stock, no par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328 and the telephone number there is (770) 828-2000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a) The information, including the financial statements, set forth under (i) Item 8, Financial Statements and Supplementary Data and Item 15 Exhibits and Financial Statement Schedules in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and (ii) Part I, Item 1 Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 are, in each case, incorporated herein by reference and can be accessed electronically at http://www.sec.gov.
(b) Not applicable.
Item 11. Additional Information.
The purchase of the Securities by the Company will be funded by a loan from Bravo Ventures, LLC, a Nevada limited liability company (“Bravo”). Bravo is 50% owned by a trust under the beneficial ownership or control of David G. Hanna, the Chairman of the Board and Chief Executive Officer of the Company and one of the Company’s two largest shareholders, and 50% owned by a trust under the beneficial ownership or control of Frank J. Hanna, III, the other of the Company’s two largest shareholders and David G. Hanna’s brother. The loan is secured by all of the Company’s available collateral. The interests of all unsecured creditors, including the Holders of the Securities that remain outstanding after the Offer, will be effectively subordinate to the loan from Bravo. The loan from Bravo will bear interest at the rate of 9% per annum and mature one year from the closing of the Offer. The Company does not have a financing alternative to the loan from Bravo. At this time, the Company has not made arrangements for repaying the loan.

Item 12. Exhibits.
(a)(1) Offer to Purchase, dated June 23, 2014.

(a)(5)(A) Press release issued by the Company on June 23, 2014.

(b) Loan and Security Agreement, dated June 23, 2014, among the Company, as borrower, Certain Subsidiaries of the Company named therein, as guarantors, and Bravo, as lender.

(d)(1) Indenture, dated November 23, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2005, and incorporated herein by reference).

(d)(2) Supplemental Indenture, dated as of June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

(g) None.

(h) None.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTICUS HOLDINGS CORPORATION

By:	/s/ William R. McCamey
Name:	William R. McCamey
Title:	Chief Financial Officer and Treasurer

Date: June 23, 2014

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)	Offer to Purchase, dated June 23, 2014
99(a)(5)(A)	Press release issued by the Company on June 23, 2014.
99(b)	Loan and Security Agreement, dated June 23, 2014, among the Company, as borrower, Certain Subsidiaries of the Company named therein, as guarantors, and Bravo, as lender.
99(d)(1)
Indenture, dated November 23, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2005, and incorporated herein by reference).

99(d)(2)
Supplemental Indenture, dated as of June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

99(g)	None.
99(h)	None.